

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2009

By U.S. Mail and Facsimile to: (816) 234-2369

Jeffery D. Aberdeen
Controller
Commerce Bancshares, Inc.
1000 Walnut
Kansas City, MO 64106

      Re: Commerce Bancshares, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             File No. 000-02989

Dear Mr. Aberdeen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Mark Webb
                           Legal Branch Chief